SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2025

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

30 October 2025

PRUDENTIAL PLC Q3 BUSINESS PERFORMANCE UPDATE

Continued double-digit growth with Q3 new business profit growing by 13 per cent

Performance highlights on a constant exchange rate basis for the three months ended 30 September 2025 (Q3):

● Q3 new business profit was $705 million, up 13 per cent compared with the equivalent quarter in the prior year.

● Q3 APE sales grew 10 per cent to $1,716 million over the same period.

● New business margin increased 1 percentage point.

Commenting on the results, CEO Anil Wadhwani said: "The momentum of our delivery continues with another quarter of double-digit growth in Q3. This demonstrates the growing strength of our execution resulting in greater consistency of our performance across quarters. Volumes grew and new business margin improved as we continue to prioritise writing high-quality new business. Growth in new business profit through our bancassurance channel and agency channels continued at similar levels to the first half.

"We continue to take actions to strengthen our agency force, with a particular focus on ASEAN markets where we see an opportunity to build on the agency new business profit growth achieved in the markets of Greater China. Focused initiatives cover aspects such as improving agent quality, increasing activation and enhancing productivity. Alongside these impactful initiatives, we are also driving quality recruitment through our specialist recruitment programme, PruVenture, which produces recruits that have shown higher productivity than other new recruits.

"In bancassurance we delivered another quarter of strong growth with good engagement from our partners. Margins continued to be higher than the prior year as our ongoing focus on the quality of new business through this channel delivered results.

"We are pleased with the consistency of our overall performance so far this year, which puts us firmly on track to achieve our 2025 guidance and our 2027 financial objectives."

APE new business sales (APE sales) and TEV new business profit (NBP)

	Three months ended 30 September					Nine months ended 30 September
	2025	2024 CER	Change CER	2024 AER	Change AER	2025	2024 CER	Change CER	2024 AER	Change AER
NBP $m	705	626	13%	616	14%	1,964	1,756	12%	1,736	13%
APE Sales $m	1,716	1,564	10%	1,527	12%	5,002	4,699	6%	4,638	8%
NBP margin	41%	40%	1 ppt	40%	1 ppt	39%	37%	2 ppts	37%	2 ppts
Comparatives on a constant exchange rate basis (CER) and actual exchange rate basis (AER).

Market highlights for the three months ended 30 September 2025
(New business profit, which has been prepared on a Traditional Embedded Value basis, and APE sales are both on a constant currency basis. See "Definitions of Performance Metrics" below for more details.)

In Hong Kong, we delivered another quarter of double-digit new business profit growth in Q3 when compared to the equivalent period in the prior year. Both agency and bancassurance channels delivered growth in new business profit, with margins improving through a targeted shift towards health and protection products. This shift resulted in a growing policy count partially offset by lower case size.

In Mainland China, our joint venture, CITIC Prudential Life, delivered strong growth momentum in the third quarter, with double-digit volume and new business profit growth in both agency and bancassurance channels, capitalising on opportunities in advance of upcoming market-wide repricing changes. Our partnership with CITIC Bank continues to be strengthened and supports new business growth. We remain optimistic about prospects for our Mainland China business.

In Indonesia, volumes were affected by a period of civil unrest which, combined with expected normalisation following the high growth in recent quarters, resulted in lower new business profit in Q3 compared with a strong prior year comparator. New business profit margins increased in Q3 compared with the first half of 2025 as we continued to benefit from the shift in sales mix to higher margin traditional products. Our bancassurance channel continued to see gathering momentum in our partnership with BSI, Indonesia's largest Syariah bank.

New business profit in Malaysia grew in Q3 2025 compared with the same period in 2024, driven by higher volumes. Malaysia continued its sequential quarter-on-quarter growth in new business profit from Q2 into Q3, as it began to recover from the market-wide disruption to the agency channel in the first half.

In the three months to 30 September our Singapore business delivered new business profit growth compared with the same period in the prior year driven by double-digit growth in agency APE sales, following strong demand for savings products. We continue to build our Prudential Financial Advisors distribution channel and to develop tailored wealth offerings for the high net worth markets.

Our "Growth markets and other" segment delivered double-digit growth in new business profit in the third quarter, continuing the growth recorded in the first half. Growth was broad based, with 9 out of 13 markets improving new business profit in Q3 when compared with the same period last year.

Eastspring funds under management or advice (FUM) at the end of the third quarter were $286.4 billion (30 June 2025: $274.9 billion). FUM development in the three months to 30 September was supported both by net inflows (excluding those into money market funds) of $3.4 billion, from both the Group's insurance businesses and third parties, and positive market appreciation. Eastspring's FUM includes contributions from both its wholly owned and joint venture businesses.

On 17 October 2025, Prudential Corporation Asia Limited (PCAL) was classified as a Domestic Systemically Important Insurer (D-SII) by the Insurance Authority Hong Kong. PCAL is the senior regulated entity within the group. This classification has no effect on our business operations or capital management plans.

During the quarter 1 July to 30 September 2025 we repurchased a further circa 20 million shares, for $258 million, bringing the total number of shares purchased under the programme to 184 million, for a total consideration of $1,754 million (excluding costs). We continue to expect to complete our current $2 billion share buyback programme by the end of the year.

As announced on 8 July 2025, a draft prospectus for an Initial Public Offering ("IPO") of ICICI Prudential Asset Management Company Limited ("IPAMC") has been filed with the Securities and Exchange Board of India and the Indian stock exchanges. We continue to actively work on the proposed IPO of IPAMC.

Contact:

Media		Investors/Analysts
Simon Kutner	+44 (0)7581 023260	Patrick Bowes	+852 2918 5468
Sonia Tsang	+852 5580 7525	William Elderkin	+44 (0)20 3977 9215
		Ming Hau	+44 (0)20 3977 9293
		Bosco Cheung	+852 2918 5499
		Tianjiao Yu	+852 2918 5487

About Prudential plc

Prudential provides life and health insurance and asset management in Greater China, ASEAN, India and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (HKEX: 2378) and the London Stock Exchange (LSE: PRU). It also has a secondary listing on the Singapore Stock Exchange (SGX: K6S) and a listing on the New York Stock Exchange (NYSE: PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

https://www.prudentialplc.com/

Metrics presented

This business performance update provides information on the trading and sales development of the Group in the three months and nine months ended 30 September 2025. This update focuses on annual premium equivalent (APE) and new business profit (NBP), which are key metrics used by the Group's management to assess and manage the development and growth of the business. APE sales are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. NBP is measured in accordance with our Traditional Embedded Value (TEV) methodology and reflects the value of future profit streams which are not fully captured in shareholders' equity in the year of sale under IFRS. Under this methodology, new business profit is determined using long-term economic assumptions at the start of the year and on operating assumptions at the start of the quarter being reported on. More details on the Group's TEV methodology is contained in the TEV basis results section of the Group's Half Year Financial Report 2025.

The presentation of these key metrics is not intended to be considered as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. Further information about these metrics including a reconciliation of TEV shareholders' equity at 30 June 2025 to the most directly comparable IFRS measure can be found in the Group's Half Year Financial Report 2025.

Definitions of Performance Metrics

Annual premium equivalent (APE) sales
A measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the period for all insurance products.

Eastspring total funds under management or advice
Total funds under management or advice including external funds under management, money market funds, funds managed on behalf of M&G plc and internal funds under management or advice.

New business profit
Presented on a post-tax basis, on business sold in the period calculated in accordance with our TEV methodology.

Traditional Embedded Value (TEV)
Financial results that are prepared on a supplementary basis to the Group's IFRS results and are a way of measuring the current value to shareholders of the future profits from life business written based on a set of assumptions.

Our TEV methodology is set out in the Group's Half Year Financial Report 2025.

Forward-looking statements

This announcement contains 'forward-looking statements' with respect to certain of Prudential's (and its wholly and jointly owned businesses') plans and its goals and expectations relating to future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's (and its wholly and jointly owned businesses') beliefs and expectations and including, without limitation, commitments, ambitions and targets, including those related to sustainability (including ESG and climate-related) matters, and statements containing words such as 'may', 'will', 'should', 'could', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'targets', 'commits', 'seeks' and 'anticipates', and words of similar meaning and the negatives of such words, are forward-looking statements. These statements are based on plans, assumptions, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to:

-       current and future market conditions, including fluctuations in interest rates and exchange rates, inflation (including resulting interest rate rises), sustained high or low interest rate environments, the performance of financial and credit markets generally and the impact of economic uncertainty, slowdown or contraction (including as a result of the Russia-Ukraine conflict, conflict in the Middle East, and related or other geopolitical tensions and conflicts, and related sanctions and other measures), which may also impact policyholder behaviour and reduce product affordability;
-       asset valuation impacts from the transition to a lower carbon economy;
-       derivative instruments not effectively mitigating any exposures;
-       global political uncertainties, including the potential for increased friction in cross-border trade and the exercise of laws, regulations and executive powers to restrict trade, financial transactions, capital movements and/or investments;
-       the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's Group-wide supervisor, as well as the degree and pace of regulatory changes and new government initiatives generally;
-       the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors, given Prudential's designation as an Internationally Active Insurance Group;
-       the physical, social, morbidity/health and financial impacts of climate change and global health crises (including pandemics), which may impact Prudential's business, investments, operations and its duties owed to customers;
-        legal, policy and regulatory developments in response to climate change and broader sustainability-related issues, including the development of regulations, laws and standards and interpretations such as those relating to sustainability (including ESG and climate-related) reporting, disclosures and product labelling (which may conflict and create misrepresentation risks);
-        the collective ability of governments, policymakers, the Group, industry and other stakeholders to implement and adhere to commitments on mitigation of climate change and broader sustainability-related issues effectively (including not appropriately considering the interests of all Prudential's stakeholders or failing to maintain high standards of corporate governance and responsible business practices);
-        the impact of competition and fast-paced technological change;
-        the effect on Prudential's business and results from mortality and morbidity trends, lapse rates and policy renewal rates;
-        the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries;
-        the impact of internal transformation projects and other strategic actions failing to meet their objectives in a timely manner, or at all, or adversely impacting the Group's operations or employees;
-        the availability and effectiveness of reinsurance for Prudential's businesses;
-        the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events;
-        disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data (or those of its suppliers and partners) including the risk of cyberattack or other data, information or security breaches;
-        the increased non-financial and financial risks and uncertainties associated with operating joint ventures with independent partners, particularly where joint ventures are not controlled by Prudential;
-        the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and
-       the impact of legal and regulatory actions, investigations and disputes.

These factors are not exhaustive. Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business. In addition, these and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause actual future financial condition or performance to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of Prudential's Half Year Financial Report 2025, available on Prudential's website at www.prudentialplc.com.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise, except as required pursuant to the UK Prospectus Regulation Rules, the UK Listing Rules, the UK Disclosure Guidance and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST Listing Rules or other applicable laws and regulations.

Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Financial Conduct Authority, the Hong Kong Stock Exchange, the Securities and Futures Commission of Hong Kong and other regulatory authorities, as well as in its annual report and accounts, other periodic financial reports, proxy statements, offering circulars, registration statements, prospectuses, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the 'Risk Factors' heading of Prudential's Half Year Financial Report 2025

Cautionary statements
This announcement does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

NOT FOR DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OF AMERICA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 October 2025

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Ben Bulmer

Ben Bulmer
Chief Financial Officer